Issuer Free Writing Prospectus

Dated May 12, 2020

Filed Pursuant to Rule 433

Registration Statement No. 333-237426

VIACOMCBS INC.

FINAL TERM SHEET

Issuer:	ViacomCBS Inc.

Trade Date:	May 12, 2020

Settlement Date:*	May 19, 2020 (T+5)

Securities Offered:	4.200% Senior Notes due 2032	4.950% Senior Notes due 2050

Size:	$1,000,000,000	$1,000,000,000

Maturity:	May 19, 2032	May 19, 2050

Coupon:	4.200%	4.950%

Yield to Maturity:	4.483%	5.285%

Spread to Benchmark Treasury:	T+380 bps	T+390 bps

Benchmark Treasury:	UST 1.500% due February 15, 2030	UST 2.375% due November 15, 2049

Benchmark Treasury Price and Yield:	107-22 + / 0.683%	123-29 +/ 1.385%

Price to Public:	97.395% of face amount plus accrued interest, if any, from May 19, 2020, if settlement occurs after that date	94.987% of face amount plus accrued interest, if any, from May 19, 2020, if settlement occurs after that date

Purchase Price by Underwriters:	96.920% of face amount plus accrued interest, if any, from May 19, 2020, if settlement occurs after that date	94.237% of face amount plus accrued interest, if any, from May 19, 2020, if settlement occurs after that date

Interest Payment Dates:	Semi-annually on May 19 and November 19, commencing November 19, 2020	Semi-annually on May 19 and November 19, commencing November 19, 2020

Regular Record Dates:	May 4 and November 4	May 4 and November 4

Optional Redemption Provisions:

Make-Whole Call:	Greater of 100% or T+50 bps (at any time prior to February 19, 2032)	Greater of 100% or T+50 bps (at any time prior to November 19, 2049)

Par Call:	At any time on or after February 19, 2032	At any time on or after November 19, 2049

CUSIP / ISIN:	92556H AD9 / US92556HAD98	92556H AC1 / US92556HAC16

Change of Control:	Upon the occurrence of a Change of Control Repurchase Event, we will be required to make an offer to purchase the senior notes at a price equal to 101% of their principal amount plus accrued and unpaid interest, if any, to, but not including, the date of repurchase

Net Proceeds (Before Expenses) to ViacomCBS:	$969,200,000	$942,370,000

Recent Developments:	On May 12, 2020, we announced the upsize of our previously announced Tender Offers to up to $2,000,000,000 aggregate purchase price from $1,000,000,000 aggregate purchase price of the Tender Offer Notes.

Use of Proceeds:	Our net proceeds from this offering are estimated to be approximately $1,908,470,000, after deducting the underwriting discount and our estimated offering expenses. We intend to use the net proceeds from this offering, after deducting underwriting discounts and our other fees and expenses related to this offering, together with cash on hand, subject to the terms and conditions of the Tender Offers, for the purchase of the Tender Offer Notes tendered pursuant to the Tender Offers and the payment of related accrued interest, premiums, fees and expenses. Any net proceeds not used for the foregoing shall be used for general corporate purposes, which may include repayment of outstanding indebtedness. This offering is not conditioned upon consummation of the Tender Offers.

Denominations:	Minimum of $2,000 principal amount and integral multiples of $1,000

Ratings:**	Moody’s Investors Service: Baa2 (stable) S&P Global Ratings: BBB (negative) Fitch Ratings: BBB (stable)

Trustee:	Deutsche Bank Trust Company Americas

Joint Book-Running Managers:	Citigroup Global Markets Inc. Deutsche Bank Securities Inc. J.P. Morgan Securities LLC Mizuho Securities USA LLC BofA Securities, Inc. Goldman Sachs & Co. LLC Morgan Stanley & Co. LLC

Co-Managers:

BNP Paribas Securities Corp.

Credit Suisse Securities (USA) LLC

RBC Capital Markets, LLC

U.S. Bancorp Investments, Inc.

SG Americas Securities, LLC

SMBC Nikko Securities America, Inc.

TD Securities (USA) LLC

Banca IMI S.p.A.

BNY Mellon Capital Markets, LLC

ICBC Standard Bank Plc

Siebert Williams Shank & Co., LLC

SunTrust Robinson Humphrey, Inc.

Academy Securities, Inc.

Loop Capital Markets LLC

R. Seelaus & Co., LLC

Samuel A. Ramirez & Company, Inc.

* It is expected that delivery of the 4.200% Senior Notes due 2032 and 4.950% Senior Notes due 2050 (together, the “Senior Notes”) will be made against payment therefor in New York City on or about May 19, 2020, which will be the fifth business day following the date of pricing of the Senior Notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Senior Notes on any date prior to the date that is two business days before delivery will be required, by virtue of the fact that the Senior Notes initially will settle in five business days (T+5), to specify alternative settlement arrangements to prevent a failed settlement.

** A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (i) Citigroup Global Markets Inc. toll-free at 1-800-831-9146, (ii) Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, (iii) J.P. Morgan Securities LLC collect at 1-212-834-4533 and (iv) Mizuho Securities USA LLC toll-free at 1-866-271-7403. Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.